SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON: Order backlog supports strong growth in H2/2015 / Customers proceed with qualification process of AIX R6

Herzogenrath/Germany, July 28, 2015 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the first half and the second quarter 2015.

At EUR 101.4m in the first half 2015 order intake including spares and service was up 2% on the same period last year (H1/2014: EUR 99.2m) and 7% up in a sequential quarterly comparison (Q2/2015: EUR 52.5m; Q1/2015: EUR 48.9m).

The total equipment order backlog of EUR 91.2m as at June 30, 2015 reached the highest level since 2012 (June 30, 2014: EUR 66.4m) with the major part of the order backlog scheduled for delivery within this year.

H1/2015 revenues at EUR 80.7m (H1/2014: EUR 90.1m) were down 10% year-on-year. Q2/2015 revenues at 40.4m fell by 13% year-on-year but inline against the previous quarter (Q2/2014: EUR 46.2m; Q1/2015: EUR 40.3m).

AIXTRON generated EUR -21.8m in EBITDA during the first half 2015 which meant a sequential improvement over the previous half year (H2/2014: EUR -27.9m; H1/2014: EUR -13.4m). In Q2/2015 EBITDA was at EUR -15.3m (Q1/2015: EUR -6,4m) which was caused in particular by additional qualification expenses for the AIX R6, higher R&D costs and lower positive currency effects compared to the previous quarter.

The significantly improved free cash flow both compared to the first half of last year (H1/2015: EUR -12.3m; H1/2014: EUR -31.3m) as well as to the previous quarter (Q2/2015: EUR -0.1m; Q1/2015: EUR -12.1m) underlines AIXTRON's continuing management of liquidity.

The integration of US technology company PlasmaSi, Inc., acquired at the beginning of April 2015, is going well with AIXTRON expecting measurable market and customer synergies in the area of OLED technology shortly. AIXTRON forecasts first orders for the OLED encapsulation technology Optacap(TM) in the current fiscal year.

Key Financials
	2015	2014	+/-	2015	2015	+/-
(in EUR million)	H1	H1*		Q2	Q1*
Revenues	80.7	90.1	-10%	40.4	40.3	0%
Gross profit	12.4	22.6*	-45%	3.6	8.8*	-59%
Gross margin	15%	25%*	-10pp	9%	22%*	-13pp
Earnings before interest, tax, depreciation and amortization (EBITDA)	-21.8	-13.4	-63%	-15.3	-6.4	-139%
Operating result (EBIT)	-26.7	-21.5	-24%	-17.9	-8.8	-103%
EBIT margin	-33%	-24%	-9pp	-44%	-22%	-22pp
Net result	-27.6	-23.4	-18%	-18.1	-9.5	-91%
Net result margin	-34%	-26%	-8pp	-45%	-23%	-22pp
Net result per share - basic (EUR)	-0.25	-0.21	-19%	-0.17	-0.08	-113%
Net result per share - diluted (EUR)	-0.25	-0.21	-19%	-0.17	-0.08	-113%
Free Cash Flow FCF**	-12.3	-31.3	61%	-0.1	-12.1	99%
Equipment order intake (incl. spares and services)	101.4	99.2	2%	52.5	48.9	7%
Equipment order backlog (end of period)	91.2	66.4	37%	91.2	79.0	15%

* Restated according to "Additional Disclosures, 1. Accounting Policies" in the Half Year Group Financial Report H1/2015
** Operating CF + Investing CF + Changes in Cash Deposits, adjusted for acquisition effects (upfront payments and loan)

Business Development

Demand for LED chips is growing due to an increasing penetration of LED technology in the lighting market and the demand of LEDs for displays, with high utilization rates at many LED producers. Despite that, orders and shipments in the first half-year remained slow.

Revenues in Q2/2015 at EUR 40.4m were in line with the previous quarter (Q1/2015: EUR 40.3m) but fell by 10% half year on half year (H1/2015: EUR 80.7m; H1/2014: EUR 90.1m).

Second quarter cost of sales at EUR 36.8m increased 17% against the previous quarter (Q1/2015: EUR 31.5m) mainly due to the ongoing production qualification process of the AIX R6 MOCVD tool and the corresponding actual and anticipated modification costs and inefficiencies resulting from this process. On a half year basis, cost of sales at EUR 68.3m for the first half of 2015 was almost unchanged in comparison to last year (H1/2014: EUR 67.6m).

This resulted in a Q2/2015 gross profit of EUR 3.6m, down by 59% on a quarterly basis (Q1/2015: EUR 8.8m; H1/2015: EUR 12.4m; H1/2014: EUR 22.6m). Due to the higher cost of sales in Q2/2015, the gross margin fell to 9% but would have improved slightly against the previous quarter (Q1/2015: 22%) without additional qualification and modification expenses.

Compared to the previous quarter, operating costs increased to EUR 21.5m (Q1/2015: EUR 17.6m) due to higher R&D costs and non-repeating positive currency effects. However, they decreased by 11% year-on-year to EUR 39.1m in the first half 2015 (H1/2014: EUR 44.0m).

As a result of the above mentioned business development the second quarter 2015 EBIT at EUR -17.9m was down from the previous quarter's figure as well as half year on half year (Q1/2015: EUR -8.8m, H1/2015: EUR -26.7m; H1/2014: EUR -21.5m).

The net result for Q2/2015 was EUR -18.1m in comparison to the previous quarter (Q1/2015: EUR -9.5m) but was up sequentially when comparing the first half of this year to the second half of last year (H2/2014: EUR -39.1m; H1/2015: EUR -27.6m).

Free cash flow in Q2/2015 was EUR -0.1m (Q1/2015: EUR -12.1m; H1/2015: EUR -12.3m; H1/2014: EUR -31.3m).

Cash and cash equivalents (including bank deposits with a maturity of more than three months) as of June 30, 2015 amounted to EUR 255.4m, EUR 7.8m lower than the end of the previous quarter (March 31, 2015: EUR 263.2m). The difference from free cash flow mainly results from the currency difference of the US$-based cash and cash equivalents as well as from the acquisition of PlasmaSi, Inc. in April 2015.

Management Review

"In the context of the qualification of our new MOCVD tool AIX R6, we have been working intensively with our customers. Thereby, specific additional costs are reflected in the unsatisfactory result of the second quarter. Overall, we have agreements with eight customers for the AIX R6, of which one has recently qualified the system for production", says Martin Goetzeler, President and CEO of AIXTRON SE.

"We continue to make good progress in the strengthening of our product and technology portfolio. In the field of OLEDs, we are seeing strong interest from customers regarding the technology of the recently acquired PlasmaSi, Inc. First test runs of our Gen8 demonstrator for the production of large-area OLEDs are positive. In addition, during 2015 we expect significant growth for our planetary(R) systems covering applications such as LED, laser, telecommunication and power electronics as well as for our memory and logic products. This is included in our expectations for the second half of 2015 which are supported by the strong backlog.

Guidance

Based on the first half 2015 results and the current assessment of AIXTRON's latest revenue forecast, including risks and opportunities, Management reiterates its February revenue forecast of EUR 220 to 250 million for fiscal year 2015. This guidance is supported by the backlog and based on the assumption of current USD/EUR exchange rates. Furthermore, it includes expected shipments of AIX R6 MOCVD tools which still depend on successfully reaching customer specific milestones within their individual production qualification processes. Management continues to expect returning to EBITDA break-even within the second half of 2015.

Financial Tables

The H1/2015 results presentation will be available at http://www.aixtron.com/en/investors/ir-presentation. The consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com/en/investors/financial-reports/ as part of AIXTRON's half year financial report for the first half of 2015.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, July 28, 2015, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first half 2015 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com/en/investors/events/conference-call/ following the conference call.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	July 28, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO